ECI Telecom Ltd.
                              Interim Consolidated
                              Financial Statements
                                  (Unaudited)
                              As of June 30, 2005

                                                               ECI Telecom Ltd.

Consolidated Financial Statements as of June 30, 2005
-------------------------------------------------------------------------------


Contents


                                                                        Page


Review of the Unaudited Interim Consolidated Financial Statements        1


Consolidated Balance Sheets                                              3


Consolidated Statements of Operations                                    4


Consolidated Statements of Comprehensive Income (Loss)                   5


Consolidated Statements of Changes in Shareholders' Equity               6


Consolidated Statements of Cash Flows                                    9


Condensed Notes to the Interim Consolidated Financial Statements        12

[KPMG GRAPHIC OMITTED]

             Somekh Chaikin                        Telephone  972 3  684  8000
             KPMG Millennium Tower                 Fax        972 3  684  8444
             17 Ha'arba'a Street, PO Box 609       Internet   www.kpmg.co.il
             Tel Aviv 61006 Israel


The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the six-month and three-month periods ended June 30, 2005

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as of June 30, 2005, and the related interim consolidated statements of operations, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the six-month and three-month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received the review reports of other independent auditors, regarding their review of the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 2% of the total consolidated assets as of June 30, 2005 and whose revenues constitute approximately 5.3% and 5.5% of the consolidated revenues for the six and three month periods then ended, respectively. We also received reports of other auditors, regarding the interim financial statements of certain affiliated company in which the Company's net investment at June 30, 2005 was $ 14,791 thousand and its share in losses was $ 1,469 thousand and $ 658 thousand for the six-month and three-month periods then ended, respectively.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other independent auditors, mentioned above, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (Regulation S-X: Item 210.10-01).


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

July 27, 2005



                    Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

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

Consolidated Balance Sheets as of
-----------------------------------------------------------------------------------------------------------

                                                                 June 30           June 30        December 31
                                                                    2005              2004               2004
                                                          --------------    --------------     --------------
                                                             (Unaudited)       (Unaudited)          (Audited)
                                                          --------------    --------------     --------------
                                                          $ in thousands    $ in thousands     $ in thousands
                                                          --------------    --------------     --------------
Assets

Current assets
Cash and cash equivalents                                         60,000            57,891             74,182
Short-term investments                                            39,895            20,711             24,714
Receivables:
 Trade                                                           156,466           126,512            142,928
 Other                                                            22,412            14,748             23,441
Prepaid expenses                                                   4,696             4,637              5,982
Work in progress                                                   4,504             4,627              3,244
Inventories                                                      170,292           162,605            175,065
                                                               ---------         ---------          ---------

Total current assets                                             458,265           391,731            449,556
                                                               ---------         ---------          ---------
Long-term receivables and related deposits, net                    8,138           101,975             89,975
                                                               ---------         ---------          ---------
Long-term deposit and marketable securities                      114,292           135,513            119,359
                                                               ---------         ---------          ---------
Assets held for severance benefits                                24,116            24,372             25,182
                                                               ---------         ---------          ---------
Investments                                                       22,659            28,060             26,766
                                                               ---------         ---------          ---------
Property, plant and equipment
Cost                                                             270,111           283,314            259,318
Less - Accumulated depreciation                                  150,828           162,731            139,965
                                                               ---------         ---------          ---------
                                                                 119,283           120,583            119,353
                                                               ---------         ---------          ---------
Software development costs, net                                   13,346            15,979             14,435
                                                               ---------         ---------          ---------
Goodwill                                                          38,099             1,039              1,039
                                                               ---------         ---------          ---------

Other assets                                                      47,241             8,931              9,144
                                                               ---------         ---------          ---------

                   President, Chief Executive Officer
------------------
Doron Inbar

                   Executive Vice President,
-----------------  Chief Financial Officer
Giora Bitan


July 27, 2005

                                                               ---------         ---------          ---------

Total assets                                                     845,439           828,183            854,809
                                                               =========         =========          =========



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
                                                                                                            ECI Telecom Ltd.

-----------------------------------------------------------------------------------------------------------------------------

                                                                                June 30            June 30       December 31
                                                                                   2005               2004              2004
                                                                         --------------     --------------    --------------
                                                                            (Unaudited)        (Unaudited)         (Audited)
                                                                         --------------     --------------    --------------
                                                                         $ in thousands     $ in thousands    $ in thousands
                                                                         --------------     --------------    --------------
Liabilities and shareholders' equity

Current liabilities
Short-term loans and current maturities of long-term debts                            -            22,600             30,000
Trade payables                                                                   59,038            73,338             68,364
Other payables and accrued liabilities                                          133,270           112,048            149,648
                                                                         --------------     -------------     --------------

Total current liabilities                                                       192,308           207,986            248,012
                                                                         --------------     -------------     --------------
Long-term liabilities

Banks loans                                                                           -            15,000                  -
Other liabilities                                                                   151             6,007                  -
Liability for employee severance benefits                                        47,162            48,585             50,943
                                                                         --------------     -------------     --------------

Total long-term liabilities                                                      47,313            69,592             50,943
                                                                         --------------     -------------     --------------

Total liabilities                                                               239,621           277,578            298,955
                                                                         --------------     -------------     --------------

Minority Interest                                                                 4,273             3,823              4,086
                                                                         --------------     -------------     --------------

Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
 Authorized 200,000,000 shares; Issued and outstanding
 110,503,052 shares as at June 30, 2005,
 108,445,005 as at June 30, 2004 and
 109,391,828 shares as at December 31, 2004                                       6,227             6,174              6,198
Capital surplus                                                                 644,917           640,217            642,222
Accumulated other comprehensive Gain (Loss)                                       8,408              (688)           (12,637)
Accumulated deficit                                                             (58,007)          (98,921)           (84,015)
                                                                         --------------     -------------     --------------

Total shareholders' equity                                                      601,545           546,782            551,768
                                                                         --------------     -------------     --------------



                                                                         --------------     -------------     --------------

Total liabilities and shareholders' equity                                      845,439           828,183            854,809
                                                                         ==============     =============     ==============


The accompanying notes are an integral part of these interim financial statements.


                                                                                                                          3
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
                                                                                                            ECI Telecom Ltd.

Consolidated Statements of Operations
----------------------------------------------------------------------------------------------------------------------------

                                                Six months ended                  Three months ended              Year ended
                                      -------------------------------     --------------------------------     -------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005              2004               2005              2004              2004
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------
Revenues                                   298,344           228,552            152,898           121,042           496,712
Cost of revenues                           172,048           138,653             86,474            71,664           300,971
                                     --------------    --------------     --------------    --------------    --------------
Gross profit                               126,296            89,899             66,424            49,378           195,741
Research and development
 costs, net                                 38,869            32,108             21,070            16,018            64,870
Selling and marketing expenses              45,445            37,394             24,065            19,534            78,423
General and administrative
 expenses                                   20,787            16,836             10,624             8,789            35,491
Recovery of doubtful debt                  (10,356)                -            (10,356)                -                 -
Impairment of loans                          3,000                 -              3,000                 -                 -
Amortization of acquisition -
 related intangible assets                     461                 -                461                 -                 -
Purchases of in-process
 research and development                      890                 -                890                 -                 -
Restructuring expenses                           -             2,585                  -                 -             2,585
                                     --------------    --------------     --------------    --------------    --------------
Operating income                            27,200               976             16,670             5,037            14,372
Financial expenses                          (1,960)           (3,785)            (1,160)             (891)           (6,562)
Financial income                             4,004             4,572              2,324             1,770             9,169
Other income (expenses), net                   410              (313)              (294)           (2,308)            2,693
                                     --------------    --------------     --------------    --------------    --------------
Income from continuing
 operations before taxes
 on income                                  29,654             1,450             17,540             3,608            19,672
Taxes on income                             (1,876)             (853)              (936)             (584)           (1,924)
                                     --------------    --------------     --------------    --------------    --------------
Income from continuing
 operations after taxes
 on income                                  27,778               597             16,604             3,024            17,748
Company's equity in results of
 investee companies, net                    (1,469)           (1,405)              (658)             (941)           (3,387)
Minority interest in results of
 subsidiaries - net                           (301)              (42)              (371)                4              (305)
                                     --------------    --------------     --------------    --------------    --------------
Income (loss) from
 continuing operations                      26,008              (850)            15,575             2,087            14,056
Loss from discontinued
 operation, net                                  -            (3,903)                 -            (5,614)           (3,903)
                                     --------------    --------------     --------------    --------------    --------------
Income (loss) for the period                26,008            (4,753)            15,575            (3,527)           10,153
                                     ==============    ==============     ==============    ==============    ==============

Earnings (loss) per share in US$
Basic earnings (loss) per share:
Continuing operations                         0.24             (0.01)              0.14              0.02              0.13
Discontinued operations                          -             (0.04)                 -             (0.05)            (0.04)
                                     --------------    --------------     --------------    --------------    --------------
Net earnings (loss) per share                 0.24             (0.04)              0.14             (0.03)             0.09
                                     ==============    ==============     ==============    ==============    ==============
Weighted average number of
 shares outstanding used to
 compute basic earnings (loss)
 per share - in thousands                  109,859           108,244            110,141           108,347           108,575
                                     ==============    ==============      =============    ==============    ==============
Diluted earnings (loss) per share:
Continuing operation                          0.22             (0.01)              0.13              0.02              0.12
Discontinued operations                          -             (0.04)                 -             (0.05)            (0.03)
                                     --------------    --------------     --------------    --------------    --------------
Net earning (loss) per share                  0.22             (0.04)              0.13             (0.03)             0.09
                                     ==============    ==============      =============    ==============    ==============
Weighted average number of
 shares outstanding used to
 compute diluted earnings (loss)
 per share - in thousands                  117,597           108,244            117,816           114,979           117,133
                                     ==============    ==============      =============    ==============    ==============

The accompanying notes are an integral part of these interim financial statements.

                                                                                                                          4

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
                                                                                                            ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income (Loss)
----------------------------------------------------------------------------------------------------------------------------

                                               Six months ended                    Three months ended             Year ended
                                     ---------------------------------    ---------------------------------   --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005              2004               2005              2004              2004
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Net income (loss) for
 the period                                 26,008            (4,753)            15,575            (3,527)           10,153

Other comprehensive income (loss):

Changes in the fair value of
 financial instruments                      20,872             5,987              8,646             1,393            (8,303)
Realization of gain on
 available for sale
 securities                                      -            (1,282)                 -                 -            (1,282)
Unrealized holding gain on
 available for sale
 securities arising during
 the period, net                               173                 -                260                 -             2,341
                                     --------------    --------------     --------------    --------------    --------------
Total other comprehensive
 income (loss)                              21,045             4,705              8,906             1,393            (7,244)
                                     --------------    --------------     --------------    --------------    --------------

Comprehensive income
 (loss)                                     47,053               (48)            24,481            (2,134)            2,909
                                     ==============    ==============     ==============    ==============    ==============



The accompanying notes are an integral part of these interim financial statements.


                                                                                                                           5
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
                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------------------------------------------------------


                                                                                  Accumulated
                                     Number                                             other                             Total
                                         of           Share          Capital     comprehensive     Accumulated    shareholders'
                                     shares         capital          surplus     income (loss)         deficit           equity
                               ------------      ----------      -----------     -------------    ------------    -------------
                                                              $ in thousands except share amounts
                               ------------------------------------------------------------------------------------------------
Balance at January 1,
 2005 (audited)                 109,391,828          6,198          642,222           (12,637)        (84,015)         551,768

Unaudited
---------

Net income for the
 six months ended
 June 30, 2005                                                                                         26,008           26,008
Employee stock options
 exercised and paid, net          1,106,316             29            2,619                 -               -            2,648
Shares issuance                       4,908              -               35                 -               -               35
Net unrealized gain on
 available for sale
 securities                               -              -                -               173               -              173
Amortization of deferred
 compensation expenses                    -              -               41                 -               -               41
Changes in the fair value
 of financial instruments                 -              -                -            20,872               -           20,872
                               -------------    -----------      -----------     -------------    ------------    -------------

Balance at June 30, 2005
 (unaudited)                    110,503,052          6,227         644,917              8,408         (58,007)         601,545
                               =============    ===========      ===========     =============    ============    =============


Balance at January 1
 2004 (audited)                 108,038,063          6,163          662,903            (5,393)        (94,168)         569,505

Unaudited
---------

Net loss for the six months
 ended June 30, 2004                      -              -                -                 -          (4,753)          (4,753)
Employee stock options
 exercised and paid, net            406,942             11              670                 -               -              681
Amortization of deferred
 compensation expenses                    -              -            1,420                 -               -            1,420
Realization of gain on
 available for sale
 securities                               -              -                -            (1,282)              -           (1,282)
Changes in the fair value
 of financial instruments                 -              -                -             5,987               -            5,987
Distribution of shares in a
 subsidiary as dividend in
 kind                                     -              -          (24,776)                -               -          (24,776)
                                ------------    -----------      -----------     -------------    ------------    -------------

Balance at June 30, 2004
 (unaudited)                    108,445,005          6,174          640,217              (688)        (98,921)         546,782
                               =============    ===========      ===========     =============    ============    =============

The accompanying notes are an integral part of these interim financial statements.
                                                                                                                            6
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
                                                                                                                ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                        Accumulated
                                       Number                                                 other                           Total
                                           of            Share           Capital      comprehensive     Accumulated   shareholders'
                                       shares          capital           surplus      income (loss)         deficit          equity
                                -------------    -------------    --------------      -------------   -------------    ------------
                                                               $ in thousands, except share amounts
                                ---------------------------------------------------------------------------------------------------
Balance at April 1, 2005
 (unaudited)                      109,761,246            6,207           642,770               (498)        (73,583)       574,896

Unaudited
---------

Net income for the
 three months ended
 June 30, 2005                                                                                               15,575         15,575
Employee stock options
 exercised and paid, net              738,285               20             2,122                  -               -          2,142
Share issuance                          3,521                -                25                  -               -             25
Net unrealized gain on
 available for sale
 securities                                 -                -                 -                260               -            260
Changes in the fair value
 of financial instruments                   -                -                 -              8,646               -          8,646
                                 -------------    -------------     -------------      -------------   -------------   ------------

Balance at June 30, 2005
 (Unaudited)                      110,503,052            6,227           644,917              8,408         (58,007)       601,545
                                 =============    =============     =============      =============   =============   ============


Balance at April 1, 2004
 (unaudited)                      108,243,972            6,168           664,676             (2,081)        (95,394)       573,369

Unaudited
---------

Net loss for the three
 months ended June 30
 2004                                       -                -                 -                  -          (3,527)        (3,527)
Employee stock options
 exercised and paid, net              201,033                6               105                  -               -            111
Amortization of deferred
 compensation expenses                      -                -               212                  -               -            212
Changes in the fair value
 of financial instruments                   -                -                 -              1,393               -          1,393
Distribution of shares in a
 subsidiary as dividend in
 kind                                       -                -           (24,776)                 -               -        (24,776)
                                 -------------    -------------     -------------      -------------   -------------   ------------

Balance at June 30, 2004
 (Unaudited)                      108,445,005            6,174           640,217               (688)        (98,921)       546,782
                                 =============    =============     =============      =============   =============   ============



The accompanying notes are an integral part of these interim financial statements.
                                                                                                                           7
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

                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------------------------------------------------------


                                                                                   Accumulated
                                      Number                                             other                            Total
                                          of           Share          Capital    comprehensive     Accumulated    shareholders'
                                      shares         capital          surplus    income (loss)         deficit           equity
                                ------------    ------------    -------------   --------------    -------------   -------------
                                                             $ in thousands, except share amounts
                                -----------------------------------------------------------------------------------------------
Balance at January 1
 2004 (audited)                  108,038,063           6,163          662,903          (5,393)         (94,168)         569,505

Audited
-------

Net income for the year
 ended December 31, 2004                   -               -                -               -           10,153           10,153
Employee stock options
 exercised and paid, net           1,353,765              35            2,445               -                -            2,480
Amortization of deferred
 compensation expenses                     -               -            1,650               -                -            1,650
Net unrealized gain on
 available for sale                        -               -                -           2,341                -            2,341
securities
Realization of gain on
 available for sale                        -               -                -          (1,282)               -           (1,282)
securities
Changes in the fair value
 of financial instruments                  -               -                -          (8,303)               -           (8,303)
Distribution of shares
 of a subsidiary as
 dividend in kind                          -               -         (24,776)               -                -          (24,776)
                                ------------    ------------    -------------   -------------    -------------    -------------

Balance at December 31
 2004 (audited)                  109,391,828           6,198         642,222          (12,637)         (84,015)         551,768
                                ============    ============    =============   =============    =============    ==============



The accompanying notes are an integral part of these interim financial statements.
                                                                                                                           8
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
                                                                                                           ECI Telecom Ltd.

Consolidated Statement of Cash Flows
----------------------------------------------------------------------------------------------------------------------------

                                              Six months ended                   Three months ended             Year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005          (*) 2004               2005          (*) 2004              2004
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------
Cash Flows for operating
 activities

Net income (loss)                           26,008            (4,753)            15,575            (3,527)           10,153

Adjustments to reconcile
 income (loss) to cash provided
 by operating activities:

Depreciation and amortization               18,437            18,293              8,556             8,557            35,356
Amortization of deferred
 compensation                                   41             1,420                  -               212             1,650
Gain on sale of property and
 equipment                                    (427)             (441)              (183)             (193)             (735)
Impairment of loans                          3,000                 -              3,000                 -                 -
Capital losses (gains), net                 (2,212)            3,768                 64             3,623             3,950
Other - net                                  2,904               952              2,129               627              (468)
In-process research and
 development costs                             890                 -                890                 -                 -
Company's equity in results
 of investee companies                       1,469             1,405                658               941             3,387
Minority interest in net results
 of subsidiaries                               301                42                371                (4)              305
Loss from marketable securities                997             1,308                569             1,916               987
Decrease in trade receivables
 (including non-current
 maturities of bank deposits
 and trade receivables)                     74,529            14,957             82,282               622            10,741
Decrease (increase) in other
 receivables                                 7,035             5,901               (568)            1,896            (8,806)
Decrease (increase) in prepaid
 expenses                                    2,245               618              1,989             2,098              (727)
Decrease (increase) in work
 in progress                                (1,260)           (1,304)            (1,237)             (850)               79
Decrease (increase) in
 inventories                                13,047           (45,722)             7,294           (22,008)          (58,182)
Change in net balance of
 discontinued operations                         -               870                  -             1,934               870
Increase (decrease) in trade
 payables                                  (11,123)           22,334             (1,723)           10,253            17,360
Increase (decrease) in other
 payable and accrued liabilities            (7,487)           12,049             (2,702)            9,926            41,443
Decrease in other long-term
 liabilities                                    (6)               (8)                (6)               (2)           (5,015)
Increase (decrease) in liability
 for employee severance
  benefits                                  (3,781)           (2,073)            (2,424)              689              (715)
                                     --------------    --------------     --------------    --------------    --------------
Net cash provided by
 operating activities                      124,607            29,616            114,534            16,710            51,633
                                     --------------    --------------     --------------    --------------    --------------

(*) Reclassifies as a result of discontinued operation - See Note 6.

The accompanying notes are an integral part of these interim financial statements.
                                                                                                                          9
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

                                                                                                           ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

                                              Six months ended                   Three months ended                Year ended
                                     --------------------------------     --------------------------------    ---------------
                                            June 30           June 30            June 30           June 30        December 31
                                               2005          (*) 2004               2005          (*) 2004               2004
                                     --------------    --------------     --------------    --------------    ---------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)          (Audited)
                                     --------------    --------------     --------------    --------------    ---------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands     $ in thousands
                                     --------------    --------------     --------------    --------------    ---------------
Cash flows for
 investing activities
Investments in deposits, net                  (597)             1,199             1,823               563              2,681
Software development
 costs capitalized                          (4,259)            (6,106)           (1,765)           (3,014)           (11,151)
Investment in property, plant
 and equipment                              (9,217)           (14,510)           (3,674)           (7,844)           (23,937)
Proceeds from sale of
 property, plant and equipment                 604              1,010               213               555              1,487
Investment in investee
 companies                                    (500)              (645)             (500)             (645)            (1,212)
Long-term loans granted                          -                  -                 -                 -             (6,000)
Proceeds from realization of
 an investee company                         2,350                  -                 -                 -                  -
Investment in marketable
 securities                                 (8,883)           (56,433)           (7,681)          (29,655)           (43,075)
Changes in assets held for
 severance benefits                            130                 59              (237)             (745)              (751)
Repayment of convertible
 notes                                           -                  -                 -                 -              5,400
Acquisition of operation (A)                (5,354)                 -            (5,354)                -                  -
Acquisition of newly
 consolidated subsidiary (B)               (84,701)                 -           (84,701)                -                  -
                                     --------------    --------------     --------------    --------------    ---------------
Net cash used in investing
 activities                               (110,427)           (75,426)         (101,876)          (40,785)           (76,558)
                                     --------------    --------------     --------------    --------------    ---------------
Cash flows for financing
 activities
Repayment of loans from
 banks                                     (30,000)           (22,500)                -                 -            (30,000)
Increase (decrease) in short
 term credit, net                                -                100                 -           (14,900)                 -
Proceeds from share issuance                     -                681                 -               111                  -
Exercise of stock options                    2,648                  -             2,142                 -              2,480
Share issuance                                  35                  -                25                 -                  -
Disposition of a consolidated
 subsidiary as a dividend in
 kind (C)                                        -                  -                 -                 -                  -
                                     --------------    --------------     --------------    --------------    ---------------
Net cash provided by (used
 in) financing activities                  (27,317)           (21,719)            2,167           (14,789)           (27,520)
                                     --------------    --------------     --------------    --------------    ---------------
Effect of change in
 exchange rate on cash                      (1,045)              (991)             (735)             (656)               216
                                     --------------    --------------     --------------    --------------    ---------------
Changes in cash and cash
 equivalents                               (14,182)           (68,520)           14,090           (39,520)           (52,229)

Cash and cash equivalents
 at beginning of period                     74,182            126,411            45,910            97,411            126,411
                                     --------------    --------------     --------------    --------------    ---------------
Cash and cash equivalents
 at end of period                           60,000             57,891            60,000            57,891             74,182
                                     ==============    ==============     ==============    ==============    ===============

 (*) Reclassifies as a result of discontinued operation - See Note 6.
 The accompanying notes are an integral part of the financial statements.
                                                                                                                        10

                                                                                                           ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------


A.       Acquisition of Operation (see Note 5D)

                                             Six months ended                     Three months ended             Year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005           (*)2004               2005           (*)2004              2004
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Net current assets                           3,166                 -              3,166                 -                 -
Liability for unpaid                        (3,178)                -             (3,178)                -                 -
consideration
Property, plants and equipment                 363                 -                363                 -                 -
Core Technology                              5,003                 -              5,003                 -                 -
                                     --------------    --------------     --------------    --------------    --------------
                                             5,354                 -              5,354                 -                 -
                                     ==============    ==============     ==============    ==============    ==============

B.       Acquisition of newly consolidated subsidiary (see Note 5E)

                                             Six months ended                     Three months ended             Year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005           (*)2004               2005           (*)2004              2004
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Net current assets (other
 than cash )                                11,055                 -            11,055                  -                 -
Transaction costs payables                  (1,222)                -            (1,222)                 -                 -
Property, plants and
 equipment                                   3,155                 -             3,155                  -                 -
Long-term liabilities                         (157)                               (157)
Core Technology                             33,820                 -            33,820                  -                 -
In-process research and
 development                                   890                 -               890                  -                 -
Backlog                                        100                 -               100                  -                 -
Goodwill                                    37,060                 -            37,060                  -                 -
                                     --------------    --------------     -------------    --------------    --------------
                                            84,701                 -            84,701                  -                 -
                                     ==============    ==============     =============    ==============    ==============

C.       Disposition of a consolidated subsidiary as dividend in kind (see Note 6):

                                             Six months ended                     Three months ended             Year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005           (*)2004               2005           (*)2004              2004
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------
Assets - discontinued
 operations                                      -             96,454                 -            96,454             96,454
Liabilities - discontinued
 operations                                      -            (57,175)                -           (57,175)           (57,175)
Investments in investee Company                  -            (10,822)                -           (10,822)           (10,822)
Capital surplus                                  -                                    -
Loss from disposition                            -            (24,776)                -           (24,776)           (24,776)
                                                               (3,681)                -            (3,681)            (3,681)
                                     --------------    --------------     --------------    --------------    --------------
                                                 -                  -                 -                 -                  -
                                     ==============    ==============     ==============    ==============    ==============

(*) Reclassified as a result of discontinued operation - see Note 6.

The accompanying notes are an integral part of these interim financial statements.
                                                                                                                       11

                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 1 - General

         The interim financial statements are prepared in a condensed format, as of June 30, 2005 and for the six and three-month period then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2004 and the accompanying notes thereto.


Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

         C. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.


         D. The interim consolidated financial statements have been prepared in accordance with US GAAP on the basis of historical cost convention and denominated in U.S. dollars.


Note 3 - Inventory

         Consist of the following:

                                                    June 30        December 31
                                                       2005               2004
                                             $ in thousands     $ in thousands
                                             --------------     --------------

         Raw materials and components               61,273              58,050
         Work in process                             9,259              13,706
         Finished products                          99,760             103,309
                                             --------------     --------------
                                                   170,292             175,065
                                             ==============     ==============

                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------



Note 4 - Shareholders' Equity

         1.    Share incentive and stock option plan

         A.    Stock options under the ECI Plans are as follows:
                                                                                        Six months
                                                                                             ended         Year ended
                                                                                           June 30        December 31
                                                                                              2005               2004
                                                                                  ----------------   ----------------
                                                                                  Number of shares   Number of shares
                                                                                  ----------------   ----------------

               Total number authorized at beginning of period                          29,760,700          29,760,700
               Options unexercised at beginning of period                              19,439,184)        (19,067,545)
               Exercised till beginning of period                                      (3,483,565)         (2,129,800)
               Granted during period                                                   (1,931,762)         (4,154,481)
               Cancelled during period                                                    249,984           2,429,077
                                                                                  ----------------   -----------------

               Authorized for future grant at end of period                             5,156,173           6,837,951
                                                                                  ================    ================

               Exercised during the period*                                             1,106,316           1,353,765
                                                                                  ================    ================

               * Average price of options exercised during period (in US$)                   2.43                1.83
                                                                                  ================    ================


               Options unexercised at end of period                                    20,014,646          19,439,184
                                                                                  ================    ================

               Options may be exercised as follows (1):
               First year or thereafter                                                16,946,342          16,840,697
               Second year or thereafter                                                1,533,158           1,328,180
               Third year or thereafter                                                 1,535,146           1,270,307
                                                                                  ----------------    ----------------
                                                                                       20,014,646          19,439,184
                                                                                  ================    ================



                                                                                                                  13

                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 4 - Shareholders' Equity (cont'd)

         1.     Share incentive and stock option plan (cont'd)

         B. To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                   June 30         December 31
                                                      2005                2004
                                          ----------------    ----------------
                Dollars per Share         Number of shares    Number of shares
                                          ----------------    ----------------

                Zero                             2,221,460           2,518,982
                1.26 - 3.04                      2,080,420           2,213,569
                3.11                             4,224,535           4,673,266
                3.12 - 8.48                      4,039,158           4,102,460
                8.85                             1,520,400                   -
                9.01                                75,000                   -
                13.76 - 20.76                      748,257             748,991
                23.76 - 26.14                      176,500             176,500
                26.42                            3,010,056           3,075,356
                27.27 - 29.29                    1,284,410           1,295,610
                29.76 - 39.76                      634,450             634,450
                                          ----------------    ----------------

                                                20,014,646          19,439,184
                                          ================    ================

         2.       Fair value method

         A.       In October 1995 the Financial Accounting Standards Board
                  (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

                  As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during the six months ended June 30, 2005, the year 2004 and the six months ended June 30, 2004 to be $ 4.07, $ 3.01 and $ 3.4, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                                             Option       Expected        Risk free
                                                               term     volatility    interest rate
                                                       ------------  -------------   --------------

                  Period of grant                              Term     Volatility    Interest rate
                  ---------------                      ------------  -------------   --------------

                  Six months ended June 30, 2005                3.3           63.0             3.7%
                  Six months ended June 30, 2004                  5           70.0             1.0%
                  Three months ended June 30, 2005              3.3           63.0             3.7%
                  Three months ended June 30, 2004                5           70.0             1.0%
                  Year ended December 31, 2004                    5           72.0             2.0%

                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 4 - Shareholders' Equity (cont'd)

         2.       Fair value method (cont'd)

         B. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net income (loss) and net income
                  (loss) per share would have been as follows:


                                            Six months ended                   Three months ended                 Year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005              2004               2005              2004              2004
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------
         Net income (loss)
          as reported                       26,008            (4,753)            15,575            (3,527)           10,153
         Add:
         Stock based employee
          compensation
          expenses included
          in reported net
          income (loss), net of
          related tax effects                   41             1,420                  -               212             1,650

         Deduct:
         Total stock-based
          employee
          compensation
          expenses determined
          under fair value-
          based method for
          all awards, net of
          related tax effects               (4,367)           (3,623)            (2,360)           (1,601)          (10,072)
                                     --------------    --------------     --------------    --------------    --------------

         Pro forma net
          income (loss)                     21,682            (6,956)            13,215            (4,916)            1,731
                                     ==============    ==============     ==============    ==============    ==============

         Basic earnings
          (loss) per share ($)

         As reported                          0.24             (0.04)              0.14             (0.03)             0.09
         Pro forma                            0.20             (0.06)              0.12             (0.05)             0.02

         Diluted earnings
          (loss) per share ($)

         As reported                          0.22             (0.04)              0.13             (0.03)             0.09
         Pro forma                            0.19             (0.06)              0.11             (0.05)             0.01




                                                                                                                         15

                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 5 - Material Events in the Current Period

         A. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

                  ECI believes that the allegations made in the complaint with respect to it are without merit, therefore, no provision in respect thereof has been included in the financial statements.

         B. In February 2005, the Company has entered into a preliminary agreement to sell the long-term receivables from GVT to ABN Amro Bank for the sum of approximately $96 million in cash, plus potentially a further amount of approximately $3.3 million based on certain contingencies. The sale was subject to certain conditions and corporate approvals, including that of the Company's shareholders.

                  In April 2005, the Company received the approvals for the sale and the conditions were met. As a result, the transaction closed in April 2005, resulting in a net gain of $10.4 million (excluding the contingent amount), which recognized during the second quarter of 2005.

         C. In December 2004, the Company provided two loans in the aggregate amount of $ 6 million to Chiaro Networks Ltd.("Chiaro"), a developer of infrastructure-class IP/MPLS routing platforms. The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets. To date, Chiaro has not generated significant revenues from operations, has been unable to achieve its targeted level of sales for the first half of 2005 and is expected to incur significant losses. Given the above circumstances, there can be no assurance that Chiaro will be able to achieve or maintain positive cash flows. Accordingly, Management has determined that the Company may be unable to collect all amounts due according to the contractual terms of the loans agreement and therefore, a provision of $ 3 million in respect thereof has been included in the financial statements for the second quarter of 2005.

         D. In April 2005, the Company acquired the optical activities and technology of Eastern Communications Co., Inc. for the sum of approximately $ 8.5 million. The operation of the acquired unit has been merged with ECI's existing joint venture in China - Hangzhou ECI Telecommunication Co. Ltd.
                  (HETC). Of the $ 8.5 million purchase price, $ 3.5 million was assigned to net tangible assets and $ 5.0 million was assigned to Core Technology products. As a result of the transaction ECI's holdings in HETC increased to approximately 72.4%.

         E. On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks Inc. The results of Laurel Networks Inc.'s operations have been included in the consolidated financial statements since that date. Laurel Networks Inc. is an innovative provider of Next-Generation IP/MPLS Multi Service Edge Routers. The aggregate purchase price was $ 88 million in cash. The Company incurred transaction costs, consisting primarily of professional fees amounting to approximately $ 1.75 million, in connection with this acquisition. After the transaction Laurel Network became the "Data Networking" division of ECI (see Note 7).

                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 5 - Material Events in the Current Period (cont'd)

         E.       (cont'd)

                  The acquisition is accounted for under the purchase method of accounting. The purchase price of Laurel has been allocated based on independent appraisals and management estimates. The allocation of the acquisition cost is as follows.

                                                                     Fair value
                                                                 $ in thousands
                                                                 --------------

                  Tangible assets:
                    Net current assets                                  14,881
                    Net fixed assets                                     3,156
                    Long-term liabilities                                 (157)
                                                                 --------------
                  Net tangible assets                                   17,880
                  Intangible assets:
                    Core technology products                            33,820
                    In-process research and development                    890
                    Backlog                                                100
                    Goodwill                                            37,060
                                                                 --------------
                  Total fair value                                      89,750
                                                                 ==============

                  Of the $ 34.8 million identifiable intangible assets, $ 33.8 thousand assigned to Core Technology products that have a weighted-average useful life of approximately ten years. $ 890 thousand was assigned to in-process research and development assets, represents the value assigned to research and development projects of the acquired company that were commenced but not completed at the date of acquisition, for which technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, it was written off at the date of acquisition. This write-off is included in the statements of operation in a separate line "Purchase of in-process research and development". $ 100 thousand assigned to Backlog.

                  The $ 37.1 million goodwill was derived by applying the "Residual Approach". Under this approach, the Purchase Price is allocated to tangible assets and to specifically identifiable intangible assets, with any remainder allocated to goodwill. The goodwill figure was assigned to the "Data Networking" segment.

                  The Company believes that the Laurel acquisition resulted in the recognition of goodwill primarily because Laurel's products and technology will add edge routing and IP service capabilities to ECI's overall portfolio of IP solutions, and will strengthen ECI's position as a supplier of next-generation IP solutions. This acquisition enhances ECI's ability to meet customers' needs with innovative solutions as their next-generation multi-service networks evolve toward a single converged IP network.

                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 5 - Material Events in the Current Period (cont'd)

         E.       (cont'd)

                  Hereafter are certain unaudited pro forma combined statements of income data for the six month and three month periods ended June 30, 2005 and 2004, as if the acquisition of Laurel Networks Inc. occurred on January 1, 2005 and 2004, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets and adjustments for acquired in-process research and development; and (b) estimated additional interest expense due to income on ECI's cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

                  The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2005 and 2004, respectively, nor is it necessary indicative of future results.


                                                        Three months ended June 30          Six months ended June 30
                                                       ----------------------------       ---------------------------
                                                              2005             2004              2005            2004
                                                       -----------      -----------       -----------       ---------
                                                                 U.S.$ in thousands, except earnings per share
                                                       --------------------------------------------------------------
                                                                             (Unaudited)
                                                       --------------------------------------------------------------

                  Sales                                    156,324          124,761           303,121         234,124
                                                           =======          ========          =======         =======

                  Net income (loss)                         11,636           (9,049)           13,819         (17,501)
                                                           =======          ========          =======         =======

                  Earnings (loss) per share:
                   Basic                                      0.11            (0.08)             0.13           (0.17)
                                                           =======          ========          =======         =======

                   Diluted                                    0.10            (0.08)             0.12           (0.17)
                                                           =======          ========          =======         =======

Note 6 - Discontinued Operations

         During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government Surveillance business of ECtel, which provided telecommunication monitoring needs to government agencies.

         In February 2004, ECtel signed a definitive agreement to sell the Government Surveillance business to Verint Systems Inc. for $35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. ECtel recorded during the first quarter of 2004 in respect of this transaction a gain of $ 24.2 million.

         On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders. On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 6 - Discontinued Operations (cont'd)

         Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the income (loss) from continuing operations.


         Set forth below are the results of operations of the discontinued segment
         -------------------------------------------------------------------------

                                                Six months ended                   Three months ended             Year ended
                                     ---------------------------------    --------------------------------   ---------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005              2004               2005              2004              2004
                                     --------------    --------------    ---------------  ----------------   ---------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------    ---------------  ----------------   ---------------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------    ---------------  ----------------   ---------------

         Revenues                                -             3,948                  -               578             3,948
         Expenses                                -         (*)(7,851)                 -        (*) (6,192)       (*) (7,851)
                                     --------------    --------------    ---------------  ----------------   ---------------
         Net results                             -            (3,903)                 -            (5,614)           (3,903)
                                     ==============    ==============    ===============  ================   ===============

         (*)  Including loss from disposition in the amount of $ 3,681 thousand.



Note 7 - Segment Reports

         1.       Segment activities disclosure:

         Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L).

         2.       Operational segment disclosure:

         The following financial information is the information that management uses for analyzing the business results. The figures are presented on a consolidated basis and reflect the presentation to the management.


                                                             Six months ended June 30, 2005 (Unaudited)
                                          ------------------------------------------------------------------------------------
                                                 Optical       Broadband          *Data
                                                Networks          Access      Networking             Other       Consolidated
                                          --------------  --------------  --------------   ---------------     --------------
                                          $ in thousands  $ in thousands  $ in thousands    $ in thousands     $ in thousands
                                          --------------  --------------  --------------   ---------------     --------------

         Revenues                                158,178         126,053             391            13,722           298,344
                                          ==============  ==============  ==============   ===============     ==============

         Operating expenses (**)                 144,388         111,159           2,752            19,311           277,610
         Recovery of
          doubtful debts                               -               -               -           (10,356)          (10,356)
         Impairment of loans                           -               -               -             3,000             3,000
         Purchase of in
          process research
          and development                              -               -             890                 -               890
                                          --------------  --------------  --------------   ---------------     --------------
         Operating income (loss)                  13,790          14,894          (3,251)            1,767            27,200
                                          ==============  ==============  ==============   ===============     ==============

                                                                                                                           19

                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------

Note 7 - Segment Reports (cont'd)

         2.       Operational segment disclosure: (cont'd)


                                                                        Six months ended June 30, 2004 (Unaudited)
                                                        ----------------------------------------------------------------------
                                                                Optical         Broadband
                                                               Networks            Access             Other       Consolidated
                                                        ---------------   ---------------    --------------     --------------
                                                         $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                                        ---------------   ---------------    --------------     --------------

         Revenues                                              113,250            98,665            16,637            228,552
                                                         ==============    ==============    ==============     ==============

         Operating expenses (**)                               115,161            90,069            19,761            224,991
         Restructuring
          expenses                                                   -                 -             2,585              2,585
                                                        ---------------   ---------------    --------------     --------------

         Operating income (loss)                                (1,911)            8,596            (5,709)               976
                                                        ===============    ==============    ==============     ==============


                                                           Three months ended June 30, 2005 (Unaudited)
                                       ---------------------------------------------------------------------------------------
                                              Optical        Broadband             *Data
                                             Networks           Access        Networking             Other        Consolidated
                                       --------------  ---------------    --------------    --------------     ---------------
                                       $ in thousands   $ in thousands    $ in thousands    $ in thousands      $ in thousands
                                       --------------  ---------------    --------------    --------------     ---------------

         Revenues                             81,671           63,422               391             7,414             152,898
                                       ==============   ==============    ==============     =============     ===============

         Operating expenses (**)              72,803           57,053             2,752            10,086             142,694
         Recovery of
          doubtful debts                           -                -                 -           (10,356)            (10,356)
         Impairment of loans                       -                -                 -             3,000               3,000
         Purchase of in
          process research
          and development                          -                -               890                 -                 890
                                       --------------   --------------    --------------     -------------     ---------------

         Operating income (loss)               8,868            6,369            (3,251)            4,684              16,670
                                       ==============   ==============    ==============     =============     ===============


                                                                                                                            20


                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------

Note 7 - Segment Reports (cont'd)

         2.       Operational segment disclosure: (cont'd)


                                                                     Three months ended June 30, 2004 (Unaudited)
                                                        ----------------------------------------------------------------------
                                                                Optical         Broadband
                                                               Networks            Access            Other        Consolidated
                                                        ---------------   ---------------   --------------     ---------------
                                                         $ in thousands    $ in thousands   $ in thousands      $ in thousands
                                                        ---------------   ---------------   --------------     ---------------


         Revenues                                                61,044           50,960             9,038            121,042
                                                        ===============   ===============   ===============    ===============

         Operating expenses (**)                                 59,937           45,689            10,379            116,005
                                                        ---------------   ---------------   ---------------    ---------------

         Operating income (loss)                                  1,107            5,271            (1,341)             5,037
                                                        ===============   ===============   ===============    ===============


                                                                      Year ended December 31, 2004 (Audited)
                                                       -----------------------------------------------------------------------
                                                               Optical          Broadband
                                                              Networks            Access             Other         Consolidated
                                                        ---------------   ---------------   ---------------     ---------------
                                                        $ in thousands    $ in thousands    $ in thousands       $ in thousands
                                                        ---------------   ---------------   ---------------     ---------------

         Revenues                                               254,058           212,939           29,715              496,712
                                                        ===============   ===============   ===============     ===============

         Operating expenses (**)                                250,964           188,336           40,455              479,755
         Restructuring expenses                                       -                 -            2,585                2,585
                                                        ---------------   ---------------   ---------------     ---------------

         Operating income (loss)                                  3,094            24,603          (13,325)              14,372
                                                        ===============   ===============   ===============     ===============


         (*)      From the closing date (see Note 5E).
         (**)     Includes cost of sales, research and development costs,selling and marketing expenses, general and administrative expenses and amortization of acquisition-related intangible assets.


                                                                                                                             21

                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 8 - Relevant Recently Enacted Accounting Standards

         In December 2004, the FASB issued SFAS No. 123 (Revision 2004), "Share-Based Payment", (SFAS No. 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 4(2).

         SFAS No. 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123.

         The provisions of SFAS No. 123R are effective for annual periods beginning after June 15, 2005. This Standard will be effective for the Company as of January 1, 2006. The Company has not yet determined which methodology it will adopt and, at this stage, cannot evaluate the potential impact of the adoption of SFAS No. 123R on its financial position or results of operation because this impact depends on the number of options that will be granted during 2006.


Note 9 - Subsequent Events

         On July 25, 2005 the Israeli Knesset passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - the Amendment).

         Inter alia, the Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

         The Company began to conduct a comprehensive examination of the various provisions of the Amendment and of its implications. In the opinion of management, the financial effect of the said Amendment is immaterial.


                                                                             22